UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 29, 2007

Commission File Number 333-78481

Great Panther Resources Limited

(Translation of registrant's name into English)

Suite 2100, 1177 West Hastings Street, Vancouver, British Columbia, V6E 2K3, Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or

Form 40-F.	Form 20-F ☒ Form 40-F [	]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1) ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7) ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's home country), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If Yes is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82 - ☐

Great Panther Resources Limited Suite 2100, 1177 West Hastings Street Vancouver, B.C. V6E 2K3 Telephone: (604) 608 1766 Fax (604) 608 1744 TSX: GPR SEC 20-F Statement Filed; Standard & Poor’s Listed

November 29, 2007	For Immediate Release

NEWS RELEASE

GREAT PANTHER CONFIRMS DEPTH CONTINUITY OF HIGH GRADE MINERALIZATION AT GUANAJUATO INCLUDING 2,017 g/t SILVER and 8.16 g/t GOLD OVER 10.3 METRES IN UNDERGROUND SAMPLING

GREAT PANTHER RESOURCES LIMITED (TSX: GPR) is pleased to announce that new underground development and deep diamond drilling at the Company's wholly-owned Guanajuato Mine in Guanajuato, Mexico have confirmed the depth extension of high grade gold and silver mineralization. New underground development on the 430 metre level, 13 metres below the old workings just southeast of the Cata Shaft, has cut the extension of a zone known as the Cata ‘Clavo’, while the first hole of the deep underground drilling program has intersected two silica breccia zones, approximately 13 metres apart, beginning at the 460 metre level.

The Cata ramp, which starts on the 345 level, has been extended from the 417 level (deepest previous workings) down to the 430 level to investigate the down-dip continuity of the Cata Clavo, and drifts and cross-cuts have been started on that level to sample the mineralization. Channel sampling (16 samples) of the advancing face of a central drift (#430-690 drift), driven parallel to the strike of the lower zone returned 0.63 g/t gold and 202 g/t silver over an average width of 3.63 metres and strike length of 38.3 metres. At the same time, a small cross-cut, driven perpendicular to the strike of the lower zone in the footwall direction, encountered continuous and higher grade mineralization that has been sampled on both walls (15 samples) over a length of 10.30 metres and averaged 8.16 g/t gold and 2,017 g/t silver. (Gold and silver assays are uncut and, due to the high values, some samples have been sent for re-assay, the results of which are pending). Adding this to the mineralization in the drift gives a minimum horizontal width of approximately 14 metres to the zone, which is still open in all directions. A plan map of the sampling can be found on the Company website at www.greatpanther.com.

The first hole of the deep underground program, EUG07-001, was drilled to test an area below the 417 level in the Cata Clavo, with the upper zone being 40 metres, and the lower zone 65 metres vertically below the 417 level, respectively. The upper zone is developed along the lower contact of a diorite intrusion and host sediments, while the lower zone is hosted entirely within the sediments. The zones consist of silicification, brecciation, and quartz vein flooding approximately 10-20 metres in thickness with bands of pyrite and argentite.

The Upper Zone returned 3.63 metres of 1.01 g/t gold and 279 g/t silver, including a core of 0.55 metres assaying 4.47 g/t gold and 1,250 g/t silver, while the Lower Zone returned 3.24 metres of 1.91 g/t gold and 609 g/t silver, including 1.25 metres of 2.97 g/t gold and 1,010 g/t silver. This compares favourably with historic hole 291, drilled in the late 1980’s by the previous owner of the mine, which reported only the lower zone of 3.65 metres of 3.92 g/t gold and 781 g/t silver. A drill section and longitudinal map are also posted on the Company web-site.

As the data from the historic drilling cannot be verified for NI 43-101 purposes, the Company can only use it as a guide in re-drilling this highly prospective area. As such, it is significant that there appears to be such a good correlation between the old intersection and the new drilling. Historic drill data indicates that the silver-gold mineralization in this area extends for at least 150 metres below the existing workings and over a strike length of approximately 300 metres.

The deep drilling at the Guanajuato Mine will continue to test the area between the 400 and 650 metre levels (dip length of 350 metres) along a strike length of 1,000 metres between and below the Cata and Rayas shafts. This drilling will be conducted under the historically high grade Cata and Rayas “Clavos”, which contained strong gold-silver mineralization down to the 417 metre and 450 metre levels, respectively. Drilling commenced with one rig, and a second rig is expected immediately after Christmas. This ongoing program, now budgeted at 16,000 metres in 68 holes, is expected to be completed in the 3rd quarter 2008. Results will be released on a regular basis. Mining development on the 430 metre level of the Cata Clavo is continuing and the ramp will be extended to lower levels of the Cata Mine area.

Details of drill hole intersections:

Hole #	From metres	To metres	Width metres	True Width metres	Gold g/t	Silver g/t	Zone
EUG07-001	132.83	136.46	3.63	3.29	1.01	279	Upper
including	135.15	135.70	0.55	0.50	4.47	1,250
	156.16	159.40	3.24	2.94	1.91	609	Lower
including	158.15	159.40	1.25	1.13	2.97	1,010

Samples were assayed by SGS at the Company’s Guanajuato Mine site laboratory and diamond drilling was contracted to Canrock Drilling, of San Luis de Potosi. Robert F. Brown, P.Eng and Vice President of Exploration for the Company, is the Qualified Person for the Guanajuato Mine Project, under the meaning of NI43-101, and has reviewed these results. The Company’s QA/QC program includes the regular insertion of blanks, duplicates and standards into the sample shipments, plus ISO certified laboratory checks.

Great Panther owns a 100% interest in the Guanajuato Mine Complex. Historically, the Guanajuato Mine was one of the largest silver producers in Mexico and encompasses the core of the Guanajuato District, which has produced 1.2 billion ounces of silver and 4.5 million ounces gold.

For further information please contact Brad Aelicks or Don Mosher at telephone 604 685 6465, fax 604 899 4303 or e-mail info@greatpanther.com.

ON BEHALF OF THE BOARD

“Robert A. Archer”

Robert A. Archer, President & CEO

This news release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of the Securities Act (Ontario) (together, “forward-looking statements”). Such forward-looking statements may include but are not limited to the Company’s plans for production at its Guanajuato and Topia Mines in Mexico, exploring its other properties in Mexico, the overall economic potential of its properties, the availability of adequate financing and involve known and unknown risks, uncertainties and other factors which may cgoldse the actual results, performance or achievements expressed or implied by such forward-looking statements to be materially different. Such factors include, among others, risks and uncertainties relating to potential political risks involving the Company’s operations in a foreign jurisdiction, uncertainty of production and cost estimates and the potential for unexpected costs and expenses, physical risks inherent in mining operations, currency fluctuations, fluctuations in the price of silver, gold and base metals, completion of economic evaluations, changes in project parameters as plans continue to be refined, the inability or failure to obtain adequate financing on a timely basis, and other risks and uncertainties, including those described in the Company’s Annual Report on Form 20-F for the year ended December 31, 2006 and reports on Form 6-K filed with the Securities and Exchange Commission and available at www.sec.gov and Material Change Reports filed with the Canadian Securities Administrators and available at www.sedar.com.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GREAT PANTHER RESOURCES LIMITED

/s/ Kaare G. Foy

Kaare G. Foy

Executive Chairman

Date: November 29, 2007

CW1550077.1